July 17, 2006

Ms. Cecilia D. Blye, Chief
Office of Global Security Risk
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street.
Washington, D.C. 20549

Re:	International Business Machines Corporation
SEC Comment Letter dated June 29, 2006

Dear Ms. Blye:

International Business Machines Corporation (“IBM”) is submitting the following responses to the comment letter dated June 29, 2006, with respect to the company’s Form 10-K for the year ended December 31, 2005, filed on February 26, 2006.

In preparation for our response to your inquiry, we reviewed our policies and procedures with respect to compliance with export and other related regulations.  We also undertook a review of IBM’s financial records, searching for entries associated with doing business in the countries in question.

Based on that review, we are confident that IBM complies with all export and other regulations, including those regarding countries identified as state sponsors of terrorism by the U.S. Department of State.  In that regard, IBM has no subsidiaries, affiliates, or joint-venture arrangements in Cuba, Iran, North Korea, Sudan, or Syria.  Furthermore, IBM has conducted no business, direct or indirect, with these countries, except for special and very limited circumstances specifically approved by the U.S. government (e.g., a transfer of goods to United Nations operations, approved by the U.S. government).  In addition, prior to issuance of Executive Order 13338 and related regulations in May 2004, IBM had very limited, indirect business through an authorized sales representative in Syria.  All business was in accordance with U.S. export regulations and, where required, IBM obtained all necessary licenses.

Apart from the foregoing, and to the best of IBM’s knowledge, IBM has no revenue, assets or liabilities associated with these five countries.  IBM has no plans to resume business activities in these countries while these embargoes are in place.

With respect to our controls, our processes include screenings of all customers and suppliers before doing business, and reviews of the delivery eligibility of all products, technology, and services before delivery by IBM.  In addition, IBM’s fulfillment and delivery systems are designed to prohibit delivery to embargoed countries and other prohibited parties. These controls are supported by internal control program requirements for periodic audits and reviews, education of responsible employees, and annual communication from senior management to responsible employees of IBM’s compliance policy requirements and expectations, including IBM’s business conduct guidelines and corporate instructions.  In this regard, IBM’s corporate export compliance organization annually conducts approximately 30 export compliance reviews of IBM business operations, worldwide.  Compliance with these requirements is also subject to review by the IBM corporate internal audit function.

All distributors, business partners, and other entities authorized under contract with IBM to sell or deliver IBM products or services are also bound by contract terms that require their compliance with all applicable U.S. export laws and regulations, which include compliance with embargoed country sanctions.

With respect to the web sites and reports you reference in your letter, on July 12, Mr. Andrew Bonzani, Vice President, Assistant General Counsel & Assistant Secretary, spoke to Mr. James Lopez of your office regarding the specific postings you found.  We have reviewed these websites and have been unable to identify any content that reflects sales of IBM products or services in the embargoed/terrorist countries.  Moreover, these postings in no way contradict the statements made above or IBM’s compliance with U.S. export control laws and regulations.

We have launched an effort to review the process for posting of materials on IBM’s web sites to ensure that there are no erroneous statements in such postings with respect to the countries in which IBM products and services are offered.  We have also begun an effort to bolster the controls around the screening and posting process of information on IBM’s web site, in an effort to better monitor such content.

In light of the above, the company believes that the disclosures contained in its 10-K are appropriate.  In response to your letter, the company also acknowledges that:

•       The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•       Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•       The company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or require more information, please contact me or Rich Carroll, IBM Chief Accountant, New Orchard Road, Armonk, New York 10504, (914) 499-5260.

Sincerely,

/s/ Timothy S. Shaughnessy
Timothy S. Shaughnessy Vice President and Controller